SEC 08032043 IISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 13852 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/07 AND ENDING 03/31/08 *
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROTHSCHILD INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York | New York | 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christa McNally 212 403-3689
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue | New York | New York | 10154
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 16 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 30 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Christa McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

MARILOU P. REVENTAR
Notary Public, State of New York
No. 31-4994048
Qualified in New York County
Commission Expires July 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# ROTHSCHILD INC.

(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Statement of Financial Condition

March 31, 2008

(With Independent Auditors' Report Thereon)

**ROTHSCHILD INC.**
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

March 31, 2008

**Table of Contents**

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

The Board of Directors and Stockholder
Rothschild Inc.:

We have audited the accompanying statement of financial condition of Rothschild Inc. (the Company) as of March 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Inc. as of March 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 29, 2008

**ROTHSCHILD INC.**
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Statement of Financial Condition

March 31, 2008

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 166,050,900 |
| Investment banking and advisory fees receivable, net | | 15,154,800 |
| Receivables from related panics | | 10,520,000 |
| Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $5,550,400) | | 1,693,200 |
| Deferred taxes | | 8,280,900 |
| Prepaid expenses and other assets | | 2,309,700 |
| Total assets | $ | 204,009,500 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 136,084,600 |
| Payables to related parties | | 6,828,500 |
| | | 142,913,100 |
| Stockholder's equity: | | |
| Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares | | 8,600 |
| Additional paid-in capital | | 77,690,100 |
| Accumulated deficit | | (16,602,300) |
| Total stockholder's equity | | 61,096,400 |
| Total liabilities and stockholder's equity | $ | 204,009,500 |

See accompanying notes to statement of financial condition.

## (1) Organization

Rothschild Inc. (the Company) is a wholly owned subsidiary of Rothschild North America Inc. (the Parent) and is a registered broker-dealer. The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring and private placements and underwriting. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable rates of exchange.

### *(b) Cash and Cash Equivalents*

Cash equivalents include interest bearing deposits having original maturities of less than three months. Substantially all of the Company's cash and cash equivalents are held in money market accounts at two major financial institutions and therefore, are subject to the credit risks of the financial institutions.

### *(c) Securities*

Securities owned, which are reported in prepaid expenses and other assets in the statement of financial condition, are stated at fair value.

### *(d) Investment Banking and Advisory Fees*

Investment banking and advisory fees receivable, net, include $1,775,200 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $1,498,500.

The Company's investment banking and advisory fees receivable, net, are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

### *(e) Income Taxes*

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the statement of financial condition, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

### *(f) Depreciation*

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.



(Continued)

*(g) Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates and the differences may be material.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

***(h) Recent Pronouncements***

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3) that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions or unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the impact of adopting SFAS No. 157, if any, on the consolidated financial statements beginning April 1, 2008.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*", which includes an amendment to SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*". Under SFAS No. 159, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 with earlier adoption permitted under certain conditions. The Company has not elected to adopt the option provided under SFAS No. 159 as of April 1, 2007, and instead has adopted its provisions as of April 1, 2008 as required by the statement. The initial adoption of SFAS No. 159 did not have a significant impact on the Company's financial statements.



(Continued)

## (3) Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. For financial reporting purposes, the Company determines its federal, state and local income tax provisions based on a pro-rata allocation method from the Parent. The need for a valuation allowance on deferred tax assets is assessed at the consolidated Parent level and is allocated pro-rata to the Company from the Parent.

The Company recorded a deferred tax asset of $19,066,700 which relates to temporary differences arising from the difference between the financial statement and tax basis of deferred compensation, postretirement benefit agreements, allowance for doubtful accounts, depreciation and gains on investments. A valuation allowance of $10,785,800, which represents a $710,600 increase from the prior year, has been established against the above noted deferred tax asset since it is more likely than not that a portion of the net deferred tax asset will not be realized. The Company believes that a deferred tax asset of $8,280,900 is realizable because this future deductible amount is more likely than not to be realized.

## (4) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2008, the Company had net capital of $22,619,500, which was $22,369,500 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

## (5) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

## (6) Postretirement Benefit Agreements

The Company maintains unfunded pension agreements constituting retirement benefit obligations as defined by APB 12 and FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, covering designated employees. The agreements do not provide for health or other benefits for employees. A liability of $4,261,100 related to these benefits is reported in accounts payable and accrued expenses on the statement of financial condition as of March 31, 2008, based on a discount rate of 5.65%.

## (7) Commitments and Contingencies

In June 1994, the Parent entered into a cancelable twenty-year lease for its headquarter facilities. Under an arrangement with its Parent, the Parent allocates, on a square foot basis, monthly rental expense to the Company and some of its affiliates.

An additional facility is leased by the Company under a cancelable lease agreement which has minimum annual rentals as of March 31, 2008 as follows:

| | | |
|---|---|---|
| 2009 | $ | 235,700 |
| 2010 | | 242,700 |
| 2011 | | 254,100 |
| 2012 | | 260,500 |
| 2013 | | 267,000 |
| Thereafter through 2015 | | 506,500 |
| | $ | 1,766,500 |

The cancellation provision on this lease gives the Company the option to terminate the lease as of January 31st of 2010, 2011, 2012, 2013, or 2014 by (i) giving the Landlord at least twelve months prior written notice and (ii) paying to the Landlord an amount equal to the unamortized transaction costs, as of the termination date, paid by the Landlord in connection with building upgrades in excess of $15,000.

The Company has committed to pay future compensation amounts to certain of its employees. The minimum commitments for the year ending March 31, 2009 are $26,370,000 and $12,185,100 for years thereafter. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

**(8) Transactions with Related Parties**

Included in accounts payable and accrued expenses at March 31, 2008, are liabilities payable to current and former employees in the amount of $21,155,700 and $89,631,800 for deferred compensation and accrued compensation, respectively. Included in prepaid expenses and other assets are $430,900 of advances on expenses made to employees.

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from related parties and payables to related parties represent investment banking and advisory fees and advances to or from related parties, net of operating expenses due to or from the respective entity.



END